Exhibit (a)(15)

Citrix Election Confirmation Statement

Date [  ]/[  ]/2007 [            ] PST

Dear [            ]

We show that you have elected NOT to tender one or more of your Eligible Options pursuant to the Tender Offer.

Grant Date	Option Number	Original Price Per Share	Number of Shares Subject to Tender Offer (“Eligible Options”)	New Exercise Price	Cash Amount Payable in January 2008	Amend Entire Eligible Portion?

We want to make sure that you understand that your election not to tender means:

1.	You decline the amendment of the non-tendered options;

2.	You agree that you will pay additional Federal and State tax penalties with respect to the non-tendered options; and

3.	You decline the cash payment, if applicable, in January 2008.

If the above is not your intent, we encourage you to log back into the Tender Offer Website to change your election. Employees may also fax completed hard copy election forms to the Stock Administration Department at (954)-267-2565. To obtain a paper Election Form, please contact the Stock Administration Department via e-mail at employeeservices-stock@citrix.com or via facsimile at (954) 267-2565. All documents must be received by the Stock Administration Department by 11:59 P.M. Eastern Time on October 8, 2007 (unless Citrix extends the Tender Offer). We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

Please note, while participation in the Tender Offer is completely voluntary, if you elect not to amend your Eligible Options pursuant to the Tender Offer, then you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A and comparable state tax laws.